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MAY 0 4 2021

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21001798

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alira Health Transaction Services, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1 Grant Street

                        (No. and Street)

Framingham	**MA**	**01702**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Flynn   (617) 367-0099

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.

                         (Name – if individual, state last, first, middle name)

32 Kearney Rd	**Needham**	**MA**	**02494**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Peter Flynn _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alira Health Transaction Services, LLC _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
FATJONA VALISHTA
Notary Public, Commonwealth of Massachusetts
My Commission Expires May 15, 2026
```

_____
Signature

Chief Compliance Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALIRA HEALTH TRANSACTION SERVICES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year ended December 31, 2020

TABLE OF CONTENTS



MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

TO THE DIRCTORS AND EQUITY OWNERS OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

Opinion on the Financial

We have audited the accompanying statement of financial condition of Alira Health Transaction Services, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



The CPA. Never Underestimate the Value.ᔕᴹ



MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS


Report of Independent Registered Public Accounting Firm
(Continued)


**TO THE DIRCTORS AND EQUITY OWNERS OF
ALIRA HEALTH TRANSACTION SERVICES, LLC**
Page 2

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Emphasis of Matter

As discussed in Note 6 to the financial statements, the entity had a related party transaction with its parent company. Our opinion is not modified with respect to this matter.

Morris & Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2016.
Needham Heights, MA 02494

February 22, 2021, except as to Note 6, which is as of April 26, 2021



The CPA.
Never Underestimate
the Value.℠

ALIRA HEALTH TRANSACTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	74,992
Crd Deposit		28
Total Assets	$	75,020

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	6,300
Total Liabilities		6,300
Member's equity:		
Member's equity		68,720
Total Liabilities and Member's Equity	$	75,020

ALIRA HEALTH TRANSACTION SERVICES LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2020

Revenues:		
Closing fee income	$	198,500
Advisory fees		139,878
Total Revenue		338,378
Operating expenses:		
Professional fees		41,804
Misc		1,167
Fidelity Bond		1,019
Consulting services		12,183
Regulatory fees		4,067
Marketing		6,428
Expense reimbursements		2,160
Accounting software		633
Archiving		3,854
Audit AML		375
Total Expenses		73,690
Net Income	$	264,688

See Accompanying Independent Registered Public Accounting
Firm's Report and Notes to Financial Statements

ALIRA HEALTH TRANSACTION SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2020

		Total
Balance, January 1, 2020	$	60,423
Net income		264,688
Net member withdrawals		(256,391)
Balance, December 31, 2020	$	68,720

ALIRA HEALTH TRANSACTION SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	264,688
Changes in operating assets and liabilities:		
Prepaid expenses		(28)
Accrued expenses		300
Net cash provided by operating activities		264,960
Cash flows from financing activities:		
Member net distributions		(256,391)
Net cash used for financing activities		(256,391)
Net increase in cash during the year		8,569
Cash, beginning of year		66,423
Cash, end of year	$	74,992

ALIRA HEALTH TRANSACTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2020

Note 1   **Organization and nature of business**

CMC Transaction Services, LLC (the "Company") was formed in February, 2006 and is a Massachusetts limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

Note 2   **Summary of significant accounting policies**

Method of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

Revenue recognition
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Effective January 1, 2019, ASU 2014-09-Revenue from Contracts with Customers, and subsequent amendments, collectively created a new Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. ASC 606 replaces most of the existing revenue recognition guidance found in generally accepted accounting principles in the United States of America, prior thereto; and, established a new, single revenue framework to recognize revenue from contracts with customers and offers disclosures for revenue transactions.

As of January 1, 2019, the Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2019. Under the modified retrospective method, the Company adjusted January 1, 2019 retained earnings to reflect the cumulative effect of adopting the new revenue standard on prior years. The adoption of ASC 606 did not have a material impact on the Company's 2019 financial standards.

Note 2   <u>**Summary of significant accounting policies (continued)**</u>

<u>**Income taxes**</u>
The members of the Company have elected to have the Company taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

<u>**Income tax positions**</u>
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Tax returns for the prior three years are subject to examination by taxing authorities.

<u>**Use of estimates**</u>
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

<u>**Fair value of financial instruments**</u>
The carrying amounts of financial instruments, including cash, prepaid expenses and accrued expenses, approximates fair value due to the short-term nature of these assets and liabilities.

<u>**Subsequent events**</u>
The Company has evaluated subsequent events through February 22, 2021, which is the date the financial statements were available to be issued.

ALIRA HEALTH TRANSACTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Year Ended December 31, 2020

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2020 the Company's net capital was $68,692, which was $63,692 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.092 to 1.

Note 4   **Concentrations of credit risk**

Cash

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such Accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 5   **Statement of cash flows**

For the year ended December 31, 2020, the Company did not have any significant non-cash investing or financing activities.

Note 6   **Related Party Transactions**

The company has guaranteed a line of credit and a term loan for its parent company that had outstanding balances of $401,784 and $347,858 at December 31, 2020, respectively.

ALIRA HEALTH TRANSACTION SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2020

Capital		
Member equity	$	68,720
Less non-allowable assets		(28)
Net capital	$	68,692
Aggregate indebtedness		
Accrued expenses	$	6,300
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	63,692
Net capital less 120% of minimum		
dollar net capital required	$	62,692
Ratio of aggregate indebtedness to net capital		0.092 to 1

**Reconciliation with Company's computation (included
in Part II of Form X-17A-5 as of December 31, 2020**

Net capital, as reported in Company's part II (unaudited) focus report	$	68,692
Net capital per above	$	68,692



Morris Morris, p.c.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 22,2021

TO THE DIRCTORS AND EQUITY OWNERS OF
ALIRA HEALTH TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

We have reviewed management's statements, included in the accompanying "Exemption Report", in which Alira Health Transaction Services, LLC (the Company) identified that it was engaged in "Non-Covered Firm" activities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) under which the Company claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Morris Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902



The CPA. Never Underestimate the Value.^{SM}

ALIRA HEALTH TRANSACTION SERVICES LLC's Exemption Report

Alira Health Transaction Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F .R. *240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company's customers typically are business enterprises that are looking to sell either themselves or a division/subsidiary or conversely, buy another company or division/subsidiary The Company introduces its customer, whether the buyer or seller, to another entity, advises its customer on valuation and structure and the parties close the transaction between themselves. The Company does not get involved in the actual settlement of the transaction.

During the reporting period the firm (1) did not directly or indirectly receive, hold. or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 1 5c2-4: (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c33).

Alira Health Transaction Services LLC

I, Peter F Flynn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

BY: Peter F Flynn
Chief Financial Officer
February 21. 2021